Exhibit 21

SUBSIDIARIES OF REGISTRANT

The following is a list of subsidiaries of the company as of June 30, 2014, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name	Where Incorporated

Microsoft Ireland Research	Ireland
Microsoft Capital Group, LLC	United States
Microsoft Global Finance	Ireland
Microsoft Ireland Operations Limited	Ireland
Microsoft Licensing, GP	United States
Microsoft Online, Inc.	United States
Microsoft Operations Pte Ltd	Singapore
Microsoft Operations Puerto Rico, LLC	Puerto Rico
Microsoft Regional Sales Corporation	United States
MOL Corporation	United States
Skype Communications S.á r.l.	Luxembourg
Microsoft Mobile Oy	Finland